BUTZEL LONG, a professional corporation
                               380 Madison Avenue,
                                   22nd Floor
                               New York, NY 10017

                               Tel: (212) 818-1110
                               FAX: (212) 818-0494
                           e-mail: dudleya@butzel.com




                                         August 21, 2008

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:      Narragansett Insured Tax-Free Income Fund
             (CIK 0000888955) Amendment to Registration Statement
              Filed on Form N-14/A on August 20, 2008

Ladies and Gentlemen:

     On behalf of Narragansett Insured Tax-Free Income Fund (the "Fund"), and pursuant to Rule 477 under the Securities Act of 1933, this letter constitutes application on Form AW to withdraw a filing made with the Commission on Form N-14/A on August 20, 2008 (Accession No. 0000888955-08000025)(the "August 20
Filing").

     The August 20 filing was intended to be a pre-effective Amendment to a registration statement filed on behalf of the Fund on July 11, 2008. However, an incorrect file number was used for the August 20 Filing. Therefore, it is appropriate to withdraw the August 20 Filing.

     Please contact me or my partner Robert Jones at the above telephone number, 212-818-1110, with any questions.


                              Very truly yours,


                              /s/ Arthur Dudley II
                              Arthur Dudley II